VIA EDGAR

May 26, 2017

Ms. Valerie J. Lithotomos
Senior Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	ABS Global Equity Long/Short RIC (“Fund”)
File Nos. 811-23079; 333-217517

Dear Ms. Lithotomos:

This letter confirms our receipt of oral comments from you and Mr. Chad Eskildsen on May 22, 2017 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2017 (accession number 0001398344-17-005328). We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the staff’s oral comments and makes certain additional non-material changes. The Amendment is marked to note these changes. Separately, the Fund has also requested acceleration of the effective date of the Amendment.

May 26, 2017

Comments/Questions Posed and Our Responses:

GENERAL COMMENTS

COMMENT 1. Please confirm that the Fund does not have a significant amount of short sale transactions such that the “Interest Payments on Borrowed Funds” caption in Item 3 of Form N-2 would be applicable.

RESPONSE 1. The Fund confirms that “Interest Payments on Borrowed Funds” is inapplicable as it would be 0.00%.

COMMENT 2. Please confirm that the proper financial statements for the Predecessor Fund have been filed.

RESPONSE 2. The Registration Statement includes financial statements from the Predecessor Fund for the years ending December 31, 2013, 2014 and 2015. The Predecessor Fund merged into the Fund on December 31, 2015 and therefore no additional financial statements were prepared for the Predecessor Fund subsequent to December 31, 2015.

COMMENT 3: On p. 39 of the Founders’ Shares Prospectus and elsewhere, you indicate that the Adviser may recoup fees that it previously waived or reimbursed to the Fund. Please clarify the language indicating the time period during which the Adviser may recoup such waivers or reimbursements.

RESPONSE 3: The requested changes have been made.

ACCOUNTING COMMENTS

COMMENT 1. On p. 12 of the Founders’ Shares Prospectus and elsewhere, you indicate that the Adviser may recoup fees that it previously waived or reimbursed to the Fund for a period of three fiscal years from the date of the waiver or reimbursement. Since the Adviser may recoup fees more than 36 months after the date of the waiver or reimbursement, please confirm that the Fund has performed a FAS 5 analysis and provided that analysis to the Fund’s independent accountants.

RESPONSE 1. The Adviser does not intend to recoup and fee waivers or reimbursements more than 3 years after the date of such reimbursement or waiver. We have clarified the language in the Registration Statement accordingly.

COMMENT 2. Footnote (a) in the Schedule of Investments on p. 2 of the Fund’s Semi-Annual Report filed on January 5, 2017 indicates that the Fund’s holdings are restricted as to resale. In future financial statements, please include the disclosure for restricted securities required by footnote 6 of Regulation S-X Rule 12-12, including the cost of such restricted investments.

May 26, 2017

RESPONSE 2. The Fund will include such disclosure in future financial statements.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence